[Janus Letterhead]

February 27, 2017

VIA EDGAR

Asen Parachkevov

Lauren Hamilton

Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Janus Investment Fund – Pre-Effective Amendment #1 to the Registration Statement on Form N-14

Ladies and Gentlemen:

Thank you for your further telephonic comments with respect to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) filed by Janus Investment Fund (the “Trust”) with the Securities and Exchange Commission (“SEC”) related to the reorganization of Henderson Emerging Markets Fund, a series of Henderson Global Funds, and Janus Emerging Markets Fund, a series of the Trust, with and into Janus Henderson Emerging Markets Fund (File No. 333-215392), as filed with the SEC on February 21, 2017.

On behalf of the Trust, we have summarized your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in the definitive Proxy Statement/Prospectus, to be filed pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings set forth in each Registration Statement.

Staff Comment:	In the Expense Examples, please include a line showing expenses if only the Henderson Target is merged into Janus Henderson Emerging Markets Fund.

Response:	The following revisions have been made:

Examples:

The following Examples are based on expenses without waivers. These Examples are intended to help you compare the cost of investing in the Janus Target, the Henderson Target, the Acquiring Fund after the Henderson Merger (assuming only the Henderson Merger is completed) and the Acquiring Fund after the Mergers (assuming both Mergers are completed) with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the Janus Target, the Henderson Target, the Acquiring Fund after the Henderson Merger (assuming only the Henderson Merger is completed) and the Acquiring Fund after the Mergers (assuming both Mergers are completed) for the time periods indicated and reinvest all dividends and distributions. The Examples also assume that your investment has a 5% return each year and that the Funds’ operating expenses (without waivers) remain the same as shown above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If shares are redeemed:	1 Year	3 Years	5 Years	10 Years

Class A Shares
Janus Emerging Markets Fund (Janus Target)	$768	$1,172	$1,600	$2,788
Henderson Emerging Markets Fund (Henderson Target)	$801	$1,272	$1,768	$3,126
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of the Henderson Merger only)	$767	$1,169	$1,596	$2,778
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of both the Mergers)	$770	$1,178	$1,610	$2,808

Class C Shares
Janus Emerging Markets Fund (Janus Target)	$374	$841	$1,435	$3,041
Henderson Emerging Markets Fund (Henderson Target)	$420	$977	$1,659	$3,476
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of the Henderson Merger only)	$384	$871	$1,484	$3,138
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of both the Mergers)	$384	$871	$1,484	$3,138

Class D Shares
Janus Emerging Markets Fund (Janus Target)	$176	$545	$939	$2,041
Henderson Emerging Markets Fund (Henderson Target)	N/A	N/A	N/A	N/A
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of the Henderson Merger only)	$186	$576	$990	$2,148
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of both the Mergers)	$186	$576	$990	$2,148

Class S Shares
Janus Emerging Markets Fund (Janus Target)	$212	$655	$1,124	$2,421
Henderson Emerging Markets Fund (Henderson Target)	N/A	N/A	N/A	N/A
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of the Henderson Merger only)	N/A	N/A	N/A	N/A
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of both the Mergers)	$219	$676	$1,159	$2,493

Class I Shares
Janus Emerging Markets Fund (Janus Target)	$163	$505	$871	$1,900
Henderson Emerging Markets Fund (Henderson Target)	$213	$658	$1,129	$2,431
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of the Henderson Merger only)	$177	$548	$944	$2,052
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of both the Mergers)	$176	$545	$939	$2,041

Class N Shares/Class R6 Shares
Janus Emerging Markets Fund (Janus Target) (Class N Shares)	$157	$486	$839	$1,834
Henderson Emerging Markets Fund (Henderson Target) (Class R6 Shares)	$221	$682	$1,169	$2,513
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of the Henderson Merger only)	$185	$573	$985	$2,137
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of both the Mergers)	$185	$573	$985	$2,137

Class T Shares
Janus Emerging Markets Fund (Janus Target)	$182	$563	$970	$2,105
Henderson Emerging Markets Fund (Henderson Target)	N/A	N/A	N/A	N/A
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of the Henderson Merger only)	N/A	N/A	N/A	N/A
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of both the Mergers)	$194	$600	$1,032	$2,233

If shares are not redeemed:	1 Year	3 Years	5 Years	10 Years

Class A Shares
Janus Emerging Markets Fund (Janus Target)	$768	$1,172	$1,600	$2,788
Henderson Emerging Markets Fund (Henderson Target)	$801	$1,272	$1,768	$3,126
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of the Henderson Merger only)	$767	$1,169	$1,596	$2,778
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of both the Mergers)	$770	$1,178	$1,610	$2,808

Class C Shares
Janus Emerging Markets Fund (Janus Target)	$274	$841	$1,435	$3,041
Henderson Emerging Markets Fund (Henderson Target)	$320	$977	$1,659	$3,476
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of the Henderson Merger only)	$284	$871	$1,484	$3,138
Janus Henderson Emerging Markets Fund (Acquiring Fund) (pro forma assuming consummation of both the Mergers)	$284	$871	$1,484	$3,138

*            *             *

Please call me at 303-394-6459 with any questions or comments.

Respectfully,

/s/ Kathryn L. Santoro

Kathryn L. Santoro

Vice President, Assistant General Counsel

cc:	Michelle Rosenberg, Janus Capital Management, LLC
Bruce Rosenblum, Vedder Price P.C.
Kevin Hardy, Skadden, Arps, Slate, Meagher & Flom LLP
Michael Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP
Kenneth Burdon, Skadden, Arps, Slate, Meagher & Flom LLP